KIRKLAND LAKE GOLD INC.

Management’s Discussion & Analysis
First Quarter- Fiscal 2007

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month period ended July 31, 2006, in comparison to the corresponding prior year periods. This MD&A has been prepared as of September 14, 2006 and is intended to supplement the unaudited Financial Statements and notes thereto which are expressed in Canadian Dollars and prepared in accordance with Canadian generally accepted accounting principles. This MD&A should be read in conjunction with both the annual audited financial statements for the year ended April 30, 2006, the related annual MD&A and the most recent Annual Report (Form 20F) and Annual Information Form on file with the US Securities and Exchange Commission and Canadian securities regulatory authorities, respectively.

Overview

Kirkland Lake Gold Inc. (the “Company”) is an operating gold mining company located in Kirkland Lake, Ontario, which owns the Macassa Mine and Mill and four contiguous former gold producing properties. Production for the quarter was 12,707 ounces or 11% (1,282 ounces) better than for the same period in fiscal 2006. Problems associated with paste fill processes which hindered production in the period have now been resolved.

The Company’s common shares trade on the TSX (Toronto Stock Exchange) and on the AIM (Alternative Investment Market) of the London Stock Exchange.

Discussion of Quarterly Results

The Company incurred a loss for the quarter ended July 31, 2006 of $3,295,420 or $0.06 per share, which compares with a loss of $5,402,213 or $0.12 per share reported for the same period of fiscal 2006. Gold revenues were 15% higher at $8,517,052 (2006- $7,393,952), with a 30% increase in gold price offset by a 15% reduction in ounces sold. Operating costs reduced to $8,098,549 (2006- $10,460,243). This decrease was a function of volume and improved productivity from the considerable investments made in training, modernizing and upgrading infrastructure and equipment. The exploration program to fully capitalize on the exploration potential of the Company’s mining properties continued with exploration expenditures of $1,982,308 (2006- $1,222,788).

Financial Highlights (all amounts in thousands of Canadian dollars, except shares and per share figures)	3 months ended July 31 2006	3 months ended July 31 2005
Revenue Operating Costs Exploration Expenditure Net (loss) Per share (basic and diluted) Cash Flow (used) for operating activities	8,517 8,095 1,982 (3,295) (0.06) (9)	7,394 10,460 1,223 (5,402) (0.12) (2,029)

Financial Highlights (all amounts in thousands of Canadian dollars, except shares and per share figures)	3 months ended July 31 2006	3 months ended July 31 2005
Cash Flow from financing activities
Cash Flow (used) for investing activities
Net increase (decrease) in cash
Cash at end of period
Total Assets
Total Liabilities
Working Capital
Weighted average number of shares
outstanding	15,674 (2,782) 12,782 22,194 74,181 12,882 17,186 52,367,173	1,057 (3,060) (4,032) 2,401 8,259 10,932 (2,673) 45,516,828

During the first quarter of fiscal 2007:

  Gold sales were 12,311 ounces with an average price of CDN$692 per ounce. (Q1 2006: 13,951 ounces, CDN$529) and, as stated above, paste fill system problems affecting the first quarter have now been resolved.
  Operating Margins before Other Expenses reduced 43% to $750,363 or 9% of revenues (2006: $3,853,693 or 52% of revenues).
  Negative operating cash flow decreased significantly to $8,909 (2006- negative $2,029,074), and total spending including operating costs, capital spending and royalties fell 18% to $11.2 million (2006: $13.7 million).
  The Company raised a further $15.7 million by way of private placement to fund working capital and further development activities.
  Capital spending on mine development and equipment fell 9% to $2.8 million (2006: $3 million)
  A new underground communications system, two new scoop trams and two man carriers were purchased during the quarter.

The Company’s cash position at the end of July 2006 was $22,194,229.

Discussion of Costs

During the first quarter of fiscal year 2007:

  A total of $8,148,223 (2006 - $10,460,405) was spent on operating costs. Approximately 70% of current operating costs relate to labour, an increase of 26% over the same period in the prior year when the Company was actively recruiting new miners.
  55,230 tons of rock was hoisted from underground operations, of which 36,742 tons were milled as ore producing 12,707 ounces. (2006: hoisted tons: 56,670, milled tons: 28,970, production ounces: 11,425).
  3,413 feet (2006: 2,891 feet) of lateral and vertical operating stope development was completed, an increase of 18%
  Ore grade to the mill was 0.357 ounces per ton (calculated head grade; 2006: 0.404) for the quarter vs. a forecast grade of 0.44. Dilution from various sources, and delays in mining higher- grade areas until the second quarter, are responsible for the lower grade than forecast.

The Company incurred a total of $818,822 (2006- $566,432) in amortization and depletion of asset costs and $19,229 (2006- $28,747) on interest and bank charges. The increase in amortization and depletion of asset costs is substantially due to the ongoing high level of underground development being undertaken by the Company. The decrease in interest and bank charges and amortization of finance charges is due to the reduction in convertible loan financing.

Exploration Costs of $1,982,308 (2006- $1,222,788) were incurred during the quarter. This figure included $276,166 of flow-through drilling and $838,000 of development work of which $448,000 relates again to flow-through.

General and administrative expenses were $733,070 (2006- $222,816). Additional professional fees associated with bringing the Company into compliance with reporting requirements of the United States Securities and Exchange Commission and additional corporate overheads substantially account for this difference between periods. Interest and other income was $218,187 (2006- $82,827) as a result of the considerably higher cash balances on deposit during the quarter compared to the same period in the prior year.

Liquidity, Capital Resources and Financial Condition

Liquidity & Cash Flow

The Company’s cash balance at July 31, 2006 was $22,194,229 and the working capital surplus was $17,185,946. The Company has sufficient working capital to finance ongoing development, exploration projects and, where necessary, operations as the company move into profitability.

During the first quarter of fiscal 2007:

  Cash flow used for operations was $8,909 (2006-$2,029,074). This improvement is due to the substantial increase in gold revenues and reduction in operating and exploration expenses.
  The Company raised a further $15.7 million net of expenses by way of private placement to fund ongoing working capital and further development activities.
  The total amount of new capital invested in the Company’s activities was $2,782,465 (2006- $3,059,623), with 28% of this amount spent on new mining equipment and 72% invested in underground development.

Summary of Quarterly Results

Quarterly Results (expressed in 000’s of Canadian dollars ) Fiscal 2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue				8,517
Net Earnings (Loss)				(3,295)
Earnings (Loss) per share-Basic & diluted				(0.06)
Fiscal 2006
Revenue	10,632	11,111	5,986	7,394
Net Earnings (Loss)	(2,464)	2,310	(901)	(5,402)
Earnings (Loss) per share-Basic & diluted	(0.04)	0.05	(0.02)	(0.12)
Fiscal 2005
Revenue	7,062	6,374	5,129	3,591
Net Earnings (Loss)	(3,911)	(6,331)	(8,886)	(9,031)
Earnings (Loss) per share-Basic & diluted	(0.07)	(0.14)	(0.22)	(0.25)

Although quarterly results continue to fluctuate as the Company matures, compared to the first quarter of 2006, a 43% reduction in operating losses and 50% reduction in loss per share is evidence that the heavy investment on new equipment, the development of newly discovered and higher grade ore zones, the increasing use of lower cost mining methods and employee training schemes are starting to show through in the operating results

Compared to the fourth quarter of 2006, a 4.5% reduction in Operating Margins before Other Expenses to $750,363 was offset by higher exploration expenditure resulting in the loss before tax being in line with the fourth quarter of 2006. Net losses were lower between quarters as a result of income tax recoverable.

Outlook

The Company continues seeking ways to raise production levels and to improve efficiencies by providing consistent investment in training, exploration, and equipment. Production forecasts for fiscal 2007 indicate annual gold production of between 75,000 and 85,000 ounces.

Mine design of the new high grade zones to the south has commenced and additional geotechnical information is being incorporated into development plans. These zones represent an important source of production for the Company and the potential exists to add significantly to these newly discovered areas.

Substantial costs and management time are being invested to improve operational systems, controls and processes. These initiatives will enable management to identify further opportunities to improve productivity, reduce operating costs and contribute towards achieving compliance with its statutory reporting obligations in Canada, the United Kingdom and the United States of America.

Exploration and Ore Reserve Update

To date, fourteen mineralized zones have been identified south of the mine workings, eight of which are in the area encompassing the New South/LK Zone. The reserves and resources of the new ore system to the south of the original Kirkland Lake camp which has produced 24 million ounces of gold were estimated at the end of the fiscal 2006 to be 136,000 ounces of probable reserve, 267,000 ounces of inferred resources, and 8,000 ounces of indicated resource. A new estimate is currently being calculated to incorporate reserves/resources added in the first quarter of fiscal 2007.

During the quarter, the 5300-foot level exploration drift advanced 1,452 feet and four new drill bays were created to facilitate drilling using smaller, mobile air machines. Initial drilling from this new drift has intersected multiple zones of mineralization. While exploring the area ahead of the drift on the Lower D North Zone, 5300 Level cross cut, the Company has intersected high-grade gold mineralization on what is interpreted to be the north extension of this zone. Drill whole 50-740 has intersected 5.57 ounces of gold per ton over a core length of 50 feet, including 181.5 ounces of gold per ton over a core length of 1.0 feet. The dip of the mineralization at the intersection point may vary from -40 degrees to -60 degrees; further drilling will be required to accurately determine the dip and true width, which is estimated to be from 22 feet to 39 feet. Drill hole 53-466, drilled horizontally from the drift and ahead of the advancement, has intersected five mineralized zones, one of which assayed 3.34 ounces of gold per ton (“opt”) uncut or 1.71 (cut) over a core length of 16.8 feet. This mineralization appears to be related to the Lower D North Zone. In house metallurgical testing on core samples submitted from the New South Zone indicate that a 96.2% recovery may be achieved by using standard milling procedures and the cross cut is now within 700 feet of the intended bulk sample area on the New South Zone where a previous intersection returned a 124.4 foot intersection of 1.4 opt.

The new zones are different than the historically-mined quartz-hosted gold in that they comprise more consistently grading sulphide gold zones along extensive structures and are consistent with previous discoveries to the south including the Lower D Zone

Queenston Mining Inc. and Kirkland Lake Gold Inc. have a 50%-50% joint venture to explore the Kirkland Lake West (“KLW”) property owned by Newmont Mining Corporation of Canada Limited (“Newmont”). The KLW property, which adjoins the western boundary of KL Gold’s Macassa Mine, is thought to contain the extension of the Main/04 Break ore horizon, on the western side of a major north/south fault which separates the two properties. Development on the 4700 level, of a cross-cut to be used for diamond drilling, took place during the quarter and a drill was mobilized at the end of July.

An exploration drill program was undertaken in the Company’s 2006 fiscal year, primarily funded by ‘flow-through’ investments made by Canadian investors which entitle the investors to certain tax write-offs. The Company is required to spend $2.5 million raised in a ‘flow-through’ exploration financing by December 31, 2006. By July 31, 2006 a total of $705,000 had been spent on qualifying expenditures for the quarter, and $1,372,000 in total.

Looking forward, the Company plans to focus its exploration efforts on underground drilling delineating the newly discovered areas and zones to the south. This and other newly-discovered mineralized zones, and extensions of those found through this successful exploration, will increase the ore resources and reserves of the Company.

The results of the Company’s diamond drilling program disclosed herein have been reviewed, verified (including sampling, analytical and test data) and compiled by Michael Sutton P.Geo., the Company’s Chief Geologist (a ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators). See the Company’s news release issued concurrently with the annual MD&A for details of Company’s quality assurance program and quality control measures and the gold resource and reserve estimates as at April 30, 2006.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

Pursuant to an agreement between the Company and Quest Management Ltd., the Company pays $3,500 per month to Quest in consideration of Quest providing office, reception, secretarial and accounting services to the Company. During the quarter, the total fees paid to Quest for services performed under the agreement were $10,500. Quest is a subsidiary of Quest Capital Corp. and has one common director and a common corporate secretary with the Company.

Proposed Transactions

No transactions took place during the quarter.

Changes in Accounting Policies

There were no changes to accounting policies during the quarter.

Risks and Uncertainties

Risks and uncertainties associated with the Company’s business are documented in the most recent Annual Information Form.

Disclosure Controls & Procedures

As part of the MD&A for the Company’s 2006 fiscal year, management reported that the Company’s disclosure controls and procedures were not effective since they did not result in the Company’s Annual Reports on Form 20-F for fiscal 2004 and 2005 being filed with the United States Securities and Exchange Commission (the ‘SEC’) within the time periods specified in the SEC’s rules. The 2004 and 2005 Annual Reports have now been filed and the 2006 Annual Report should be filed shortly. The Company has confirmed its intention to ensure all future filings are made within the relevant time periods.

The Company is about to embark on a significant and costly exercise to complete a thorough evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. This evaluation will be carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer with the intention that the Company will be able to satisfy independent auditor attestation requirements by the 2008 fiscal year end.

Forward Looking Statements

This report contains “forward-looking statements,” including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, exchange rate, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts or beliefs as to the future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to the calculation of mineral reserves and resources, requirement of additional financing, and other risks described in the Company’s Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta and Ontario.

OUTSTANDING SHARE DATA

As at the date of this MD&A the following securities are outstanding:

Common Shares	52,928,388
Warrants	896,750
Options	457,874

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.